UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PHILLIPS-VAN HEUSEN CORPORATION
(Name of Issuer)
COMMON STOCK, $1 PAR VALUE
(Title of class of securities)
718592108
(CUSIP number)
Clifton S. Robbins Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)
MARCH 3, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 718592108	13D	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,394,299
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,394,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,294,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.6%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 718592108	13D	Page 3

1	NAME OF REPORTING PERSON:	Blue Harbour Strategic Value Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,606,672
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,606,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,606,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.1%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

CUSIP No. 718592108	13D	Page 4

1	NAME OF REPORTING PERSON:	Blue Harbour Institutional Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	787,627
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	787,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		787,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.5%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP

CUSIP No. 718592108	13D	Page 5

1	NAME OF REPORTING PERSON:		Blue Harbour GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,394,299
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,394,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,394,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.1%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 718592108	13D	Page 6

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,394,299
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,394,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,394,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.6%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 718592108	13D	Page 7

1	NAME OF REPORTING PERSON:		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	3,394,299
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	3,394,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,394,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.6%
14	TYPE OF REPORTING PERSON:		IN

                        This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D filed on October 10, 2008 (the “Original Schedule”, the Original Schedule as amended by this Amendment No. 1 is referred to as the “Schedule 13D”) by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”), Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (“BHIP” and, together with the Fund, the “Funds”), Blue Harbour GP, LLC, a Delaware limited liability company (“Fund GP”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”). Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

The 3,394,299 shares of Common Stock reported herein by the Reporting Persons were acquired by the Funds for an aggregate purchase price of approximately $116,315,204 (excluding brokerage commissions). The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with working capital of each of the Funds, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Schedule I filed with the Original Schedule is hereby deleted in its entirety and replaced with the Schedule I attached hereto. Item 5 of the Original Schedule is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a) – (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date of this Statement, the Fund beneficially owns an aggregate of 2,606,672 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock, and BHIP beneficially owns an aggregate of 787,627 shares of Common Stock, representing approximately 1.51% f the outstanding shares of Common Stock. As of the date of this Statement, the 3,394,299 shares of Common Stock beneficially owned, in the aggregate, by the Funds, which shares of Common Stock may be deemed to be beneficially owned by each of the Fund GP, Manager, Manager GP, and Mr. Robbins, represent approximately 6.6% of the outstanding shares of Common Stock. All percentages set forth in this paragraph are based on 51,477,957 shares of Common Stock outstanding as of December 2, 2008, as set forth in the Company’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended November 2, 2008.

The Fund is the direct owner of 2,606,672 shares of Common Stock reported on this Statement and BHIP is the direct owner of 787,627 shares of Common Stock reported on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons,

8

Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Funds. Each of Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes. The Fund and BHIP each disclaim beneficial ownership of the shares held directly by the other.

(c)       Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)	Not applicable.
(e)	Not applicable.

9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2008

BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR STRATEGIC VALUE

PARTNERS MASTER FUND, LP

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P.

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR GP, LLC

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

/s/ Clifton S. Robbins

Clifton S. Robbins

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share
Fund	2/26/2009	Purchase	764	$15.99
BHIP	2/26/2009	Purchase	236	$15.99
Fund	2/27/2009	Purchase	2,776	$15.87
BHIP	2/27/2009	Purchase	854	$15.87
Fund	3/2/2009	Purchase	26,758	$15.99
BHIP	3/2/2009	Purchase	8,242	$15.99
Fund	3/2/2009	Purchase	10,703	$15.96
BHIP	3/2/2009	Purchase	3,297	$15.96
Fund	3/3/2009	Purchase	72,644	$15.78
BHIP	3/3/2009	Purchase	5884	$15.81
Fund	3/3/2009	Purchase	22,940	$15.96
BHIP	3/3/2009	Purchase	7,060	$15.96
Fund	3/3/2009	Purchase	19,116	$15.81
BHIP	3/3/2009	Purchase	22,356	$15.78